MATERIAL CHANGE REPORT
Form 51-102F3

Item 1 - Name and Address of Corporation

Zi Corporation

2100, 840 - 7th Avenue SW

Calgary, Alberta T2P 3G2

Telephone: (403) 233-8875

Fax: (403) 233-8878

Item 2 - Date of Material Change

The material change occurred on or about October 25, 2004.

Item 3 - News Release

A Press Release was disseminated via CCN Matthews newswire service on October 27, 2004.

Item 4 - Summary of Material Change

Zi Corporation announced the appointment of Milos Djokovic as Chief Technology Officer and Chief Operating Officer of the Corporation, effective October 25, 2004.

Item 5 - Full Description of Material Change

Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Milos Djokovic, a proven software industry executive and innovator, has been named Chief Technology Officer and Chief Operating Officer, effective immediately. Djokovic will report directly to President and Chief Executive Officer Michael D. Donnell. Djokovic will be responsible for managing the day-to-day operations of Zi including all product development, management and support.

Djokovic has a history of founding and developing technology companies and formulating the operational strategies necessary to help them grow and mature. Most recently, Djokovic was employed at Accenture where he was instrumental in creating and driving the firm's Customer Relationship Management (CRM) technology strategy.

"Milos brings a wealth of leadership experience, industry contacts, creativity and passion to Zi," said Donnell. "He will be instrumental in driving our product development and operations in the future."

In 1992, Djokovic founded Cygnus Corporation located in Toronto, Canada. Following its acquisition in 1998 by Denver, Colorado-based TeleTech (Nasdaq: TTEC), one of the world's largest teleservices companies, Djokovic was appointed Chief Technology Officer for TeleTech. As TeleTech's CTO, Djokovic led the development and delivery of advanced technology solutions for customer relationship management until 2003. While at TeleTech, Djokovic also served as Chief Executive Officer of enhansiv, a software subsidiary based in Irvine, California that focused on developing, marketing and managing hosted technology products for the CRM marketplace.

Djokovic holds a bachelor's degree in computer engineering and management science from the University of Waterloo in Ontario, Canada.

Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Executive Officer

The name of an Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Dale Kearns, Chief Financial Officer
Telephone: (403) 537-9769

Item 9 - Date of Report

DATED at Calgary, Alberta, this 27th day of October, 2004.

ZI CORPORATION

Per:	/s/ Dale Kearns
Dale Kearns
Chief Financial Officer